SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

EP MedSystems, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Series of Securities)

26881P103

(CUSIP number)

Pamela S. Krop

Vice President, General Counsel and Secretary

St. Jude Medical, Inc.

One Lillehei Plaza

St. Paul, Minnesota 55117

(651) 483-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Joeseph M. Barbeau

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, California 94303-1125

(650) 849-5333

April 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

(Page 1 of 13 Pages)

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 2 of 13 Pages)

CUSIP No. 26881P103	13D	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ST. JUDE MEDICAL, INC. 41-1276891
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,241,984
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,241,984
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,241,984 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11) 7.37%
14	TYPE OF REPORTING PERSON* CO

(1) St. Jude Medical, Inc. may be deemed to be the beneficial owner of 2,241,984 ordinary shares under the Voting Agreement described in Item 4. St. Jude Medical disclaims beneficial ownership of any ordinary shares covered by the Voting Agreement described in Item 4.

Item 1.   Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, without par value (the “Issuer Shares”) of EP MedSystems, Inc., a New Jersey corporation (the “Issuer”). The address of the principal executive office of the Issuer is 575 Route 73 North, Building D, West Berlin, NJ 08091.

Item 2.   Identity and Background

(a)             This statement is filed on behalf of St. Jude Medical, Inc., a Minnesota corporation (the “Reporting Person”).

(b)             The Reporting Person, together with its subsidiaries, develops, manufactures and distributes medical devices for cardiac, neurological and chronic pain patients. Its products are sold in more than 130 countries throughout the world.

(c)             The address of the principal business and principal office of the Reporting Person is One Lillehei Plaza, St. Paul, MN 55117. The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

(d) & (e)    During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its executive officers or directors named on Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             The Reporting Person is a corporation organized under the laws of the State of Minnesota. All of the executive officers and directors of the Reporting Person are citizens of the United States, except Stefan K. Widensohler, who is a citizen of Germany.

Item 3.   Source and Amount of Funds or Other Consideration

As described in Item 4 below, pursuant to the Voting Agreement (as defined below), the Reporting Person has acquired beneficial ownership, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of 2,241,984 Issuer Shares in connection with the Merger Agreement (as defined below). The Reporting Person expressly disclaims beneficial ownership of any Issuer Shares covered by the Voting Agreement for purposes of Section 16 of the Exchange Act. The Reporting Person did not pay any consideration in respect of the Voting Agreement or the Issuer Shares covered by the Voting Agreement.

Item 4.   Purpose of Transaction

Pursuant to an Agreement and Plan of Merger, dated as of April 8, 2008 (the “Merger Agreement”), by and among the Issuer, the Reporting Person and Epicurus Merger Corporation, a New Jersey corporation and wholly-owned subsidiary of the Reporting Person (“Merger Sub”), Merger Sub will be merged with and into the Issuer (the “Merger”) and each outstanding Issuer Share will be converted into the right to receive $3.00 of consideration, either in cash or St. Jude Medical common stock, at the election of the holder of such Issuer Share, subject to Issuer proration. Following the Merger, the Issuer will continue as the surviving corporation and the separate corporate existence of Merger Sub will cease. The Merger is subject to (a) approval by the shareholders of the Issuer, (b) the expiration or termination of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and similar merger notification laws or regulations of foreign governmental entities, (c) the absence of termination or repudiation of certain contracts between the Issuer and third parties, (d) the absence of any restrictions by the United States Food and Drug Administration (the “FDA”) on the Issuer’s ability to (i) manufacture, market, sell or otherwise distribute any Issuer products previously approved or cleared by the FDA for marketing and sale or (ii) obtain approval or clearance to market and sell any products which have not yet been approved or cleared for marketing and sale by the FDA, and (e) other customary closing conditions. In addition, the Merger Agreement contains termination rights for both the Reporting Person and the Issuer under certain circumstances. A copy of the Merger Agreement is filed as Exhibit 1 hereto, and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement, and as an inducement for the Reporting Person and Merger Sub to enter into the Merger Agreement, the Issuer’s chairman of the board of directors, David A. Jenkins, and his wife Linda A. Jenkins (each a “Shareholder” and together, the “Shareholders”) executed and delivered a Voting Agreement filed as Exhibit 2 to this Schedule 13D (the “Voting Agreement”). Pursuant to the Voting Agreement, so long as the Voting Agreement is in effect, the Shareholders have agreed that, at any meeting of the Issuer’s shareholders, however called, the Shareholders shall appear at each such meeting, in person or by proxy, or otherwise cause all of their Covered Shares (as defined below) to be counted as present thereat for purposes of establishing a quorum, and vote, or cause to be voted (or in connection with any written consent of the Issuer’s shareholders, act, or cause to be acted, by written consent) with respect to all of their Covered Shares that such Shareholders are entitled to vote: (a) in favor of approval of the Merger Agreement and the transactions contemplated thereby, (b) against any Acquisition Proposal (as defined below), (c) against any proposal for recapitalization, reorganization, liquidation, dissolution or other business combination between the Issuer and any other person or entity, (d) against any action that would delay or prevent the Merger or cause a breach in any material respect of any covenant, representation or warranty of Issuer provided in the Merger Agreement, (e) against any change in the present capitalization or dividend policy of Issuer, and (f) against any other change in the Issuer’s corporate structure or business. Each Shareholder’s obligation to vote in this manner applies whether or not the Issuer’s board of directors continues to recommend the Merger to the Issuer’s shareholders.

The Voting Agreement covers 2,241,984 Issuer Shares. The Reporting Person does not have any economic interest in the Issuer Shares covered by the Voting Agreement.

The Voting Agreement will terminate upon the earlier to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, and (c) written notice of termination of the Voting Agreement by the Reporting Person to the Shareholders.

Upon consummation of the transactions contemplated by the Merger Agreement, the directors of Merger Sub will become the directors of the Issuer as the surviving corporation until such directors’ successors are duly elected or appointed and qualified. In addition, the Certificate of Incorporation of Merger Sub will be amended and restated so as to become the Certificate of Incorporation of the Issuer as the surviving corporation. The Issuer Shares will also cease to be quoted on the Nasdaq Capital Market System, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Except as set forth above, the Reporting Person has no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As used herein, the following capitalized terms have the meanings respectively ascribed to them below:

“Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons (other than the Reporting Person or its affiliates) relating to, or that is reasonably likely to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, (a) of assets or businesses of the Issuer and it subsidiaries that generate 10% or more of the net revenues or net income or that represent 10% or more of the total assets (based on fair market value), of the Issuer and its subsidiaries, taken as a whole, immediately prior to such transaction, (b) of 10% or more of any class of capital stock, other equity security or voting power of the Issuer or any resulting parent company of the Issuer or (c) involving the Issuer or any of its subsidiaries, individually or taken together, whose businesses constitute 10% or more of the net revenues, net income or total assets (based on fair market value) of the Issuer and its subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by the Merger Agreement.

“Covered Shares” means, with respect to the Shareholders, the 2,241,984 outstanding Issuer Shares of which the Shareholders are the beneficial or record owners, and any additional Issuer Shares of which the Shareholders acquire record and/or beneficial ownership after the date of the Voting Agreement, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities.

A copy of the Voting Agreement is filed as Exhibit 2 hereto, and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

The information contained in Item 4 is incorporated herein by reference.

(a)        As of the date of this Schedule 13D, by virtue of the Voting Agreement, the Reporting Person may be deemed to beneficially own 2,241,984 Issuer Shares, representing approximately 7.37% of the issued and outstanding Issuer Shares as of March 28, 2008. The Reporting Person hereby disclaims beneficial ownership of any Issuer Shares covered by the Voting Agreement for purposes of Section 16 of the Exchange Act.

Except as described in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I beneficially owns any Issuer Shares.

(b)        See the information set forth in Item 4 above. By virtue of the Voting Agreement, the Reporting Person may be deemed to have shared power to vote or direct the vote of 2,241,984 Issuer Shares. The Reporting Person’s power to vote or to direct the vote is shared with David A. Jenkins and Linda A. Jenkins with respect to 2,241,984 of such Issuer Shares.

(c)        Except as described below or elsewhere in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I has effected any transactions in Issuer Shares during the past 60 days.

(d)        Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, Issuer Shares covered by this Schedule 13D.

(e)        Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference. Other than as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement and the Voting Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, and any third person with respect to any Issuer Shares.

Item 7.   Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION
1

Agreement and Plan of Merger, dated as of April 8, 2008, by and among St. Jude Medical, Inc., Epicurus Merger Corporation and EP MedSystems, Inc. (incorporated by reference from Exhibit 2.1 of EP MedSystems, Inc.’s Current Report filed on Form 8-K/A on April 11, 2008).

EXHIBIT	DESCRIPTION
2

Voting Agreement, dated as of April 8, 2008, by and among St. Jude Medical, Inc., David A. Jenkins and Linda A. Jenkins (incorporated by reference from Exhibit 99.3 of EP MedSystems, Inc.’s Current Report filed on Form 8-K/A on April 11, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 18, 2008	ST. JUDE MEDICAL, INC.
	By:	/s/ Donald J. Zurbay
Donald J. Zurbay
Vice President and Corporate Controller

SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF ST. JUDE MEDICAL

Name	Principal Occupation or Employment

Daniel J. Starks	Chairman, President and Chief Executive Officer

John C. Heinmiller	Executive Vice President and Chief Financial Officer

I. Paul Bae	Vice President, Human Resources

Frank J. Callaghan	President, Cardiovascular Division

Christopher G. Chavez	President, ANS Division

Angela D. Craig	Vice President, Corporate Relations

Eric S. Fain, MD	President, Cardiac Rhythm Management Division

George J. Fazio	President, U.S. Division

Denis M. Gestin	President, International Division

Pamela S. Krop	Vice President, General Counsel and Company Secretary

Joseph H. McCullough	Group President

Thomas R. Northenscold	Vice President, Information Technology and Chief Information Officer

Michael T. Rousseau	Group President

Jane J. Song	President, Atrial Fibrillation Division

Donald J. Zurbay	Vice President and Corporate Controller
Unless otherwise indicated, the business address of each such person is c/o St. Jude Medical, Inc. at One Lillehei Plaza, St. Paul, MN 55117 and each such person is a citizen of the United States.

NON-EMPLOYEE DIRECTORS OF ST. JUDE MEDICAL

Name	Principal Occupation	Name, Address and Principal Business of Organization in which Employed

John W. Brown	Chairman of Stryker Corporation	Stryker Corporation 750 Trade Centre Way, Suite 145 Portage, MI 49002 Principal business: Manufacture and sale of orthopedic devices
Richard R. Devenuti	Retired Senior Vice President and Chief Information Officer of Microsoft Corporation	St. Jude Medical One Lillehei Plaza St. Paul, MN 55117 Principal business: Manufacture and sale of medical devices for cardiac, neurological and chronic pain patients
Stuart M. Essig	President & Chief Executive Officer and member of the Board of Directors of Integra Life Sciences Holdings Corporation	Integra LifeSciences Holdings Corporation 311-C Enterprise Drive Plainsboro, New Jersey 08536 Principal business: Manufacture and sale of medical devices & implants
Thomas H. Garrett III	Self-employed as a business consultant	St. Jude Medical One Lillehei Plaza St. Paul, MN 55117 Principal business: Manufacture and sale of medical devices for cardiac, neurological and chronic pain patients
Barbara B. Hill	Chief Executive Officer, Director and President of ValueOptions, Inc.	ValueOptions, Inc. 240 Corporate Boulevard Norfolk, VA 23502 Principal business: Managed behavioral health services
Michael A. Rocca	Retired in 2000 from Mallinckrodt, Inc. where he was Senior Vice President & Chief Financial Officer	St. Jude Medical One Lillehei Plaza St. Paul, MN 55117 Principal business: Manufacture and sale of medical devices for cardiac, neurological and chronic pain patients

Name	Principal Occupation	Name, Address and Principal Business of Organization in which Employed

Stefan K. Widensohler	President & Chief Executive Officer of Krauth Medical Group	Krauth Medical KG (GmbH & Co.) Wandsbeker Königstraße 27-29 D-22041 Hamburg Germany Principal business: Distribution of medical and surgical devices and services
Wendy L. Yarno	Chief Marketing Officer, Merck & Co., Inc.	Merck & Co., Inc. One Merck Drive, WS3A 50 Whitehouse Station, NJ 08889 Principal business: Manufacture and sale of pharmaceutical products
Each such person is a citizen of the United States, except Stefan K. Widensohler, who is a citizen of Germany.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1

Agreement and Plan of Merger, dated as of April 8, 2008, by and among St. Jude Medical, Inc., Epicurus Merger Corporation and EP MedSystems, Inc. (incorporated by reference from Exhibit 2.1 of EP MedSystems, Inc.’s Current Report filed on Form 8-K/A on April 11, 2008).

2

Voting Agreement, dated as of April 8, 2008, by and among St. Jude Medical, Inc., David A. Jenkins and Linda A. Jenkins (incorporated by reference from Exhibit 99.3 of EP MedSystems, Inc.’s Current Report filed on Form 8-K/A on April 11, 2008).